NeuLion empowers the world's top players to deliver and monetize next generation video experiences on any device



2Q 2015 Conference Call

August 4, 2015



Forward Looking Statements

Certain statements herein are forward-looking statements and represent NeuLion's current intentions in respect of future activities. Forward-looking statements can be identified by the use of the words "will," "expect," "seek," "anticipate," "believe," "plan," "estimate," "expect," and "intend" and statements that an event or result "may," "will," "can," "should," "could," or "might" occur or be achieved and other similar expressions. These statements, in addressing future events and conditions, involve inherent risks and uncertainties. Although the forward-looking statements contained in this presentation are based upon what management believes to be reasonable assumptions, NeuLion cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this presentation and NeuLion assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause NeuLion's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: our ability to derive anticipated benefits from the acquisition of DivX; our ability to successfully integrate the operations of DivX; our ability to realize some or all of the anticipated benefits of our partnerships; general economic and market segment conditions; our customers' subscriber levels and financial health; our ability to pursue and consummate acquisitions in a timely manner; our continued relationships with our customers; our ability to negotiate favorable terms for contract renewals; competitor activity; product capability and acceptance rates; technology changes; regulatory changes; foreign exchange risk; interest rate risk; and credit risk. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. A more detailed assessment of the risks that could cause actual results to materially differ from current expectations is contained in the "Risk Factors" section of NeuLion's Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which is available on www.sec.gov and filed on www.sedar.com.

Use of Non-GAAP Financial Measures

In addition to our U.S. GAAP results, this presentation also includes disclosure on certain non-GAAP financial measures, as such term is used by the SEC. The Company defines Non-GAAP revenues as GAAP revenues before purchase price accounting adjustments as a result of an acquisition. The Company defines Non-GAAP Adjusted EBITDA as consolidated net income (loss) before interest, income taxes, depreciation and amortization, purchase price accounting adjustments, stock-based compensation, acquisition-related expenses, gain on revaluation of convertible note derivative, and foreign exchange loss. Non-GAAP Adjusted EBITDA is a key measure used by management to evaluate the Company's results and make strategic decisions about the Company, including potential acquisitions. Management believes this measure is useful to investors because it is an indicator of operational performance. Because not all companies use identical calculations, the Company's presentation of Non-GAAP Adjusted Revenue and EBITDA may not be comparable to similarly titled measures of other companies. This measure does not have any standardized meaning prescribed by U.S. GAAP and therefore is unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as an alternative to measures of financial performance or changes in cash flows calculated in accordance with U.S. GAAP.









NeuLion

2Q Revenue Highlights

GAAP Revenue
$/MM
30.0
20.0
10.0
0.0
14% CAGR
25% CAGR
28% CAGR
38% CAGR
9.4 10.0 12.2
10.5 14.1 16.5
10.4 11.9 13.5 21.7
8.7 11.0 13.4 22.7
Q3 Q4 Q1 Q2
GAAP Revenue – NeuLion Digital Platform
$/MM
20.0
15.0
10.0
5.0
0.0
14% CAGR
25% CAGR
17% CAGR
21% CAGR
9.4 10.0 12.2
10.5 14.1 16.5
10.4 11.9 13.5 16.5
8.7 11.0 13.4 15.5
Q3 Q4 Q1 Q2
Non-GAAP Revenue
$/MM
30.0
20.0
10.0
0.0
14% CAGR
25% CAGR
35% CAGR
45% CAGR
9.4 10.0 12.2
10.5 14.1 16.5
10.4 11.9 13.5 25.6
8.7 11.0 13.4 26.7
Q3 Q4 Q1 Q2
Non-GAAP Revenue – DivX
$/MM
12.0
9.0
6.0
3.0
0.0
9.1
11.2
Q3 Q4 Q1 Q2
2012
2013
2014
2015

- ✓ 69% gain in GAAP revenue versus prior year's level
- ✓ NeuLion Digital Platform growth 16% versus a strong 2Q14
- ✓ NeuLion Digital Platform growth largely driven by new customers, fixed license fees
- ✓ 99% gain in non-GAAP revenue versus prior year's level
- ✓ First full quarter of DivX revenue





✓ Further benefits of scale – almost half of 700 bps cost of goods improvement driven by higher usage rates

✓ Remaining cost improvement driven by a higher mix of DivX revenue (42% of non-GAAP revenue)

✓ Operating expenses higher due to acquisition of DivX

    ✓ SG&A expense, including stock-based compensation, increased 78%

    ✓ R&D expense more than tripled



2Q Balance Sheet Highlights

(in $000)	6/30/2015	12/31/2014
Cash & Equivalents	34,059	25,898
Receivables	22,519	8,056 *
Total Current Assets	61,131	36,287
Payables	6,996	14,362
Deferred Revenue	9,364	9,602
Total Current Liabilities	24,100	29,212
Working Capital	37,031	7,075
Other Long-Term Liabilities	6,994	2,673
Total Redeemable Preferred Stock	14,970	14,955
Total Equity	61,627	5,099
Total Liabilities and Equity	107,691	51,938

*** Reflects accounting for the DivX acquisition**



2Q OPERATIONAL HIGHLIGHTS

Highlight		Strategic Significance
Partnered with Millicom to create and deliver a new Tigo Sports App for fans in Latin America. Originally launched in Bolivia, the service has expanded to include Paraguay, Columbia and Guatemala.	--->	Further monetizes platform, deepens customer relationship
Launched a long-term web, mobile and video partnership with Drum Corps International (DCI), Marching Music's Major League™ who hosts an annual DCI Tour and more than 35 World Championships in 17 North American cities.	--->	New customer
Signed new multi-year agreement with Tennis Channel. Since signing original deal in 2014, Tennis Channel Plus subscriptions have grown 400% year-over-year and sees, on average, 25% of subscribers using the online service at least once daily.	--->	Deepens customer relationship
Signed new agreement with Rogers to deliver the 2015 Pan Am Games on Rogers Anyplace TV.	--->	Deepens customer relationship
The NeuLion College network continued to be fueled by the rise in mobile traffic with 54% of traffic coming from mobile devices in Q2, as compared to 43% in Q2 2014.	--->	Demonstrates expanded usage
Expanded partnership with Sky New Zealand to add the delivery of 4 linear channels to the recently launched over-the-top digital sports service, FAN PASS.	--->	Expanded customer relationship
Recognized at the 2015 Microsoft Build Developer Conference as a Premier Plus Developer Partner for Xbox LIVE applications through NeuLion's work with major sports leagues.	--->	Demonstrates technological leadership
Hosted the NeuLion Partner Summit in New York that brought together attendees from its professional sports partners including the NHL, NBA, UFC, World Surf League and others.	--->	Deepens customer relationships
Powered World Congress Live, the digital extension of the Sports Business Journal IMG World Congress of Sports event giving viewers access to exclusive interviews from across the sports media landscape including the NHL, the United States Olympic Committee, Adidas and others.	--->	New customer

Second Half 2015 Growth Initiatives



Expand Existing Relationships

– Content Owners: More devices, more audiences
– CE Manufacturers: Increase device penetration
– Results in increased revenue share and usage fees



Land New Clients

– Expansion of sales force
– New international relationships
– Strong CE customer base complements existing Content Owner relationships



Enhance Technology & Product Offerings

– 4K live and on-demand streaming
– Multi-device delivery
– Continue to build out video security and DRM capabilities



Strategic Partnerships and Acquisitions

– Management team and board of directors with a successful history of acquisitions
– Explore new geographies, product offerings and technologies



2Q GAAP TO NON-GAAP RECONCILIATION

Reconciliation of GAAP Revenue to non-GAAP Revenue (in thousands)**:**

	Organic		DivX		Consolidated	
Three months ended June 30,	2015	2014	2015	2014	2015	2014
GAAP Revenue	$ 15,506	$ 13,409	$ 7,177	$ -	$ 22,683	$ 13,409
Revenue excluded due to purchase accounting	0	0	4,032	0	4,032	0
Non-GAAP Revenue	$ 15,506	$ 13,409	$ 11,209	$ -	$ 26,715	$ 13,409

	Organic		DivX (1)		Consolidated	
Six months ended June 30,	2015	2014	2015	2014	2015	2014
GAAP Revenue	$ 31,973	$ 26,878	$ 12,385	$ -	$ 44,358	$ 26,878
Revenue excluded due to purchase accounting	0	0	7,994	0	7,994	0
Non-GAAP Revenue	$ 31,973	$ 26,878	$ 20,379	$ -	$ 52,352	$ 26,878

Since DivX was acquired by NeuLion on January 30, 2015, the purchase price allocation included an adjustment to record the fair value of assumed contractual payments due to DivX for which no or little additional obligations existed in order to receive such payments. These contractual payments are for fixed multi-year site licenses and unbilled per unit royalties for units shipped prior to the acquisition. Prior to the acquisition, revenue in such transactions was recognized during the period in which such customers reported the number of royalty-eligible units that they had shipped. Revenues from annual or other license fees are recognized based on the specific terms of the license arrangement. For instance, some of the DivX's large CE customers have entered into agreements for which they have the right to ship an unlimited number of units over a specified term for a flat fee. The Company records the fees associated with these arrangements on a straight-line basis over the specified term. Upon closing the acquisition of DivX, because DivX assumed no additional obligations under such contracts, these fixed payments are considered a fixed payment stream, rather than revenue and are therefore treated as accounts receivable as opposed to revenue as part of the purchase accounting. The fair value of the remaining fixed payments due under the applicable contracts is estimated by calculating the discounted cash flows associated with such fixed payments. The reduction in revenues related to the fixed payments being treated as accounts receivable as opposed to revenues has been reflected as a non-GAAP financial measure to include the effect of the excluded revenues to allow investors and analysts to make meaningful comparisons between DivX's ongoing core business operating results and those of other companies.

We anticipate the revenue excluded due to purchase accounting going-forward as follows:

Q3 2015	3,653
Q4 2015	3,478
Q1 2016	878
	$ 8,009



2Q GAAP TO NON-GAAP RECONCILIATION

Reconciliation of GAAP Net Income (Loss) to Adjusted EBITDA (in thousands)**:**

	Organic		DivX		Consolidated	
Three months ended June 30,	2015	2014	2015	2014	2015	2014
Consolidated Net Income (Loss) on a GAAP basis	$ 1,932	$ 628	$ (5,155)	$ -	$ (3,223)	$ 628
Revenue excluded due to purchase accounting	0	0	4,032	0	4,032	0
Depreciation and amortization	470	710	1,592	0	2,062	710
Stock-based compensation	594	374	0	0	594	374
Acquisition-related expenses	0	0	0	0	0	0
Gain on revaluation of convertible note derivative	(300)	0	0	0	(300)	0
Income taxes	0	(62)	1,203	0	1,203	(62)
Investment income (expense) and foreign exchange loss	(217)	(14)	74	0	(143)	(14)
Adjusted EBITDA	$ 2,479	$ 1,636	$ 1,746	$ -	$ 4,225	$ 1,636

	Organic		DivX (1)		Consolidated	
Six months ended June 30,	2015	2014	2015	2014	2015	2014
Consolidated Net Income (Loss) on a GAAP basis	$ 4,070	$ 1,697	$ (7,801)	$ -	$ (3,731)	$ 1,697
Revenue excluded due to purchase accounting	0	0	7,994	0	7,994	0
Depreciation and amortization	939	1,395	2,649	0	3,588	1,395
Stock-based compensation	922	709	0	0	922	709
Acquisition-related expenses	342	0	18	0	360	0
Gain on revaluation of convertible note derivative	(507)	0	0	0	(507)	0
Income taxes	238	193	1,850	0	2,088	193
Investment income (expense) and foreign exchange loss	297	(391)	(18)	0	279	(391)
Adjusted EBITDA	$ 6,301	$ 3,603	$ 4,692	$ -	$ 10,993	$ 3,603

The figures are for the period from February 1, 2015 to June 30, 2015.